January 13, 2025

Jacob Kalpakian
Chief Executive Officer
37 Capital Inc.
510 Burrard Street, Suite 575
Vancouver, British Columbia V6C 3A8

       Re: 37 Capital Inc.
           Form 20-F for the Fiscal Year ended December 31, 2023
           Filed May 14, 2024
           File No. 000-16353
Dear Jacob Kalpakian:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation